Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna commences installation of the SAG mill at its Séguéla gold Project in Côte d´Ivoire

Vancouver, December 19, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its Séguéla gold Project located in Côte d’Ivoire. All references to dollar amounts in this news release are expressed in US dollars.

David Whittle, Chief Operating Officer - West Africa, commented, “We are pleased to report two significant milestones in the construction process with the energization of the high voltage substation and the commencement of the SAG mill installation.” Mr. Whittle added, “The project continues on-time and on-budget with the majority of materials and equipment now on site. Focus has now shifted to operational readiness in preparation for the commissioning of the processing plant with first gold pour expected in mid-2023.”

Construction Highlights

•	Overall project is 85 percent complete as of November 30, 2022 and first gold pour remains on target for mid-2023
•	SAG mill installation has commenced with all critical components on site
•	Construction of the 90kV transmission line and high voltage substation is complete and energized
•	Clearing of the Antenna Stage 1 Pit is complete and grade control drilling has commenced, ahead of mining activities which are scheduled for the first quarter of 2023

Project construction overview

Processing Plant

Lycopodium has progressed in advancing the critical path scopes for the processing plant. As of the start of December, ongoing construction activities include:

•	Installation of the SAG mill commenced with a Metso-Outotec representative on site
•	Installation of carbon-in-leach (CIL) top-of-tank steel platform
•	Assembly of conveyors
•	Erection of the gold room commenced
•	Mechanical equipment installations in the crushing, surge bin and milling and grinding areas
•	Installation of overland piping and the 11kV overhead powerline commenced

The installation of the SAG mill remains on the project’s critical path and, despite global supply chain challenges, all critical components are now on site significantly reducing risk to the project schedule.

CIL top-of-tank steel platform installation	SAG mill installation
Installation of the apron feeder in the crushing area	Thickener installation

Structural steel and mechanical equipment installation in the surge bin area	Processing plant construction progress overview

Grid Connection

In early December, the high voltage substation and transformers were energized completing the grid connection scope of work. Power is now available for reticulation to the site infrastructure; namely, the processing plant ahead of commissioning activities in the second quarter of 2023.

High voltage substation and switchyard energized

Mining and Operational Readiness

Mota-Engil, the mining services contractor at Séguéla, is well underway with its mobilization activities for the project. First deliveries of the mining fleet have arrived on site and are being commissioned, including a 95 tonne excavator, two 100 tonne haul trucks, two dozers, one grader and two fuel trucks.

Preparations for the operational phase of the mine are progressing well. Construction progress in the mine services area and explosives facilities is on-track to support commencement of mining activities in the first quarter of 2023. Construction of the run-of-mine (ROM) pad has commenced along with grade control drilling following the clearing of the Antenna Stage 1 Pit.

Mine services area

Orders for spare parts, consumables and lubricants have been placed and are expected to arrive on site in the first quarter of 2023. Planning for the processing plant commissioning is underway with power and water supply available. Earthworks and high density polyethylene (HDPE) lining of the tailings storage facility (TSF) is expected to be completed by year end.

Cost

As of November 30, 2022, approximately $169 million of the total approved budget of $173.5 million, including $8.9 million contingency, has been committed. The total commitments to date include contracts for a guaranteed maximum price of $87 million, fixed price contracts for $15.4 million and earthworks bill of quantity and schedule of rates for $13.7 million.

Schedule

Construction at Séguéla is tracking on schedule with the project’s next major milestones below:

Further updates on the construction of the Séguéla gold Project will be provided as the development of the project proceeds. Séguéla´s construction photo gallery can be accessed here.

Qualified Person

Raul Espinoza, Director of Technical Services for the Company, is a Fellow member and Chartered Professional of the Australasian Institute of Mining and Metallurgy (FAusIMM CP) and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Espinoza has reviewed and approved the scientific and technical information pertaining to the Séguéla Gold Project contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the construction of an open pit gold mine at the Séguéla gold Project, including the timeline for construction, the costs of constructing the mine, the securing of contracts necessary for the construction of the mine, the timing of the delivery of equipment to the project; the signing of the Mining Convention with the Government of Côte d’Ivoire, the ability to sign contracts for outstanding equipment and services in line with the estimates for same, the timing of the first gold pour; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; changes in the prices of supplies required for the construction at the Séguéla gold Project such as equipment and services; the ability to sign the Mining Convention on terms currently contemplated and acceptable to the Company; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; increases in inflation; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to that the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; that COVID-19 and the current inflationary environment will not have an adverse effect on the cost of construction of the mine at the Séguéla gold Project and will not adversely affect the supply chain and delivery of materials and equipment for the construction; expected trends in mineral prices and currency exchange rates; that there will be no adverse weather conditions that will delay work at the project; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations, and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.